1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 17, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FURTHER UPDATES -

APPROVALS OF THE SHARE REFORM PROPOSALS OF
SHANDONG ALUMINUM AND LANZHOU ALUMINUM
BY THEIR SHAREHOLDERSS

Summary

The respective resolutions for the approvals of the share reforms, share exchange and merger have been approved by the respective shareholders of Shandong Aluminum and Lanzhou Aluminum at their general meetings and meetings of the relevant shareholders held on 15 January 2007, respectively.

Approvals by the shareholders of Shandong Aluminum and Lanzhou Aluminum of the share reform, share exchange and merger are one of the conditions precedent of the respective Merger Proposals. The Merger Proposals are still subject to satisfaction of other conditions precedent therein. There is no assurance that all the conditions precedent contained in the Merger Agreements can be satisfied. Investors and potential investors in the H Shares of the Company should exercise care when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the announcement dated 29 December 2006 of Aluminum Corporation of China Limited (the "Company") on the proposed resolutions relating to the share reforms and share exchange and merger to be approved at the respective special general meeting and the meeting of the relevant shareholders of Shandong Aluminum and Lanzhou Aluminum to be held on 15 January 2007. Reference is also made to the previous announcements by the Company dated 7 and 19 December 2006 relating to the respective proposed share reforms of Shandong Aluminum and Lanzhou Aluminum. Unless the context specifies otherwise, terms used in this announcement shall have the same meaning as defined in the Announcements.

The board of directors of the Company (the "Board" and the "Directors") is pleased to announce that the respective proposed resolutions have been approved at the respective special general meetings and meetings of the relevant shareholders of Shandong Aluminum and Lanzhou Aluminum on 15 January 2007. The voting results are as follows:

Shandong Aluminum

Resolutions	Meeting	Percentage "For"
Resolution No. 1: Resolutions in relation to the share exchange and merger of Shandong Aluminum with Chalco and the share reform proposal of Shandong Aluminum	General meeting	98.88%
	Meeting of the relevant shareholders	94.44%
Resolution No. 2: Resolution in relation to the signing of the merger agreement between Shandong Aluminum and Chalco	General meeting	87.24%
	Meeting of the relevan shareholders	87.24%
Resolution No. 3: Resolution in relation to the authorization of the Board for the purpose of implementing the share reform and share exchange and merger of Shandong Aluminum	General meeting	97.12%

Lanzhou Aluminum

Resolutions	Meeting	Percentage "For"
Resolution No. 1: Resolutions in relation to the share exchange and merger of Lanzhou Aluminum with Chalco and the share reform proposal of Lanzhou Aluminum	General meeting	97.18%
	Meeting of the relevant shareholders	93.65%
Resolution No. 2: Resolution in relation to the signing of the merger agreement between Lanzhou Aluminum and Chalco	General meeting	93.3%
	Meeting of the relevan shareholders	84.91%
Resolution No. 3: Resolution in relation to the authorization of the Board for the purpose of implementing the share reform and share exchange and merger of Lanzhou Aluminum	General meeting	93.16%

Approvals by the respective shareholders of Shandong Aluminum and Lanzhou Aluminum of the respective share reforms, share exchange and merger are one of the conditions precedent of the respective Shandong Merger Proposal and Lanzhou Merger Proposal. The Shandong Merger Proposal and Lanzhou Merger Proposal are still subject to other conditions precedent which are yet to be fulfilled, including, among other things, approval by the shareholders of the Company of the Shandong Merger Proposal and Lanzhou Merger Proposal at the coming SGM to be held on 27 February 2007. Since the Merger Agreements are subject to satisfaction of other conditions stated therein, such Merger Proposals may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreements can be satisfied. Investors and potential investors in the H Shares of the Company should exercise care when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 16 January 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors);
Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary